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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-026249~~ 8-42445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement System Distributors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 42nd Street, 27th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P. Pollak (212) 503-[illegible]
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 01 2005
WASH. D.C.
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/2005

RH 3/23

OATH OR AFFIRMATION

I, Stephen P. Pollak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement System Distributors Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows~~.

____

____

____

Signature

Vice President & Compliance Officer

Title

Notary Public

LUCY L. LOPEZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LO6028221
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES JULY 26, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Accountants on internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Retirement System Distributors Inc.

Financial Statements and Supplemental
Schedules Pursuant to
Rule 17a(5) d of the Securities
Exchange Act of 1934

As of and for the year ended December 31, 2004

Retirement System Distributors Inc.

Financial Statements and
Supplemental Information

Year ended December 31, 2004

Contents



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF RETIREMENT SYSTEM DISTRIBUTORS INC.

We have audited the accompanying statement of financial condition of Retirement System Distributors Inc. as of December 31, 2004 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement System Distributors Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
February 18, 2005

Retirement System Distributors Inc.

Statement of Financial Condition

December 31, 2004

Assets:		
Cash	$	67,047
Due from parent		105,299
Total Assets	$	172,346
Liabilities and shareholder's equity		
Shareholder's equity:		
Common stock, $.01 par value; 100 shares authorized;		
100 shares issued and outstanding	$	1
Additional contributed capital		253,499
Deficit		(81,154)
Total Shareholder's Equity		172,346
Total Liabilities and Shareholder's Equity	$	172,346

See notes to financial statements.

Retirement System Distributors Inc.

Statement of Income

Year Ended December 31, 2004

Revenue:		
Distribution Fees	$	91,926
Total Revenue		91,926
Expenses:		
Compensation & Benefits		36,172
Professional Fees		13,283
Regulatory Fees		49,421
Service Fees		53,319
Facilities		6,925
Other		13,249
Total Expenses		172,369
Loss before Income taxes		(80,443)
Income Tax Provision		711
Net Loss	$	(81,154)

See notes to financial statements.

Retirement System Distributors Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2004

	Common Stock		Additional Paid-In		
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2003	100	$ 1	$ 7,499	$ -	$ 7,500
Additional contributed capital	-	-	246,000	-	246,000
Net Loss	-	-	-	(81,154)	(81,154)
Balance, December 31, 2004	100	$ 1	$ 253,499	$ (81,154)	$ 172,346

See notes to financial statements

Retirement System Distributors Inc.

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities		
Net loss	$	(81,154)
Adjustment to reconcile net loss to net cash used in operating activities:		
Increase in due from parent		(105,299)
Decrease in due to parent and affiliates		(9,883)
Net cash used in operating activities		(196,336)
Cash flows from financing activities:		
Additional contributed capital		246,000
Net Increase in cash		49,664
Cash at beginning of year		17,383
Cash at end of year	$	67,047

See notes to financial statements.

Retirement System Distributors Inc.

Notes to Financial Statements

December 31, 2004

1. Nature of Business and Summary of Significant Accounting Policies

Organization

Retirement System Distributors Inc. (the "Company"), a wholly owned subsidiary of Retirement System Group Inc. (the "Parent"), is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. and the Municipal Securities Rulemaking Board.

Principal Business Activities

The Company is the principal distributor for RSI Retirement Trust (the "Trust"), a New York Common Law Trust and a registered investment company. The Company also has sales distribution agreements with a number of U.S based mutual funds in connection with the sale of retirement plans and several Section 529 qualified tuition programs.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are generally recognized on the accrual basis in the period services are performed. Revenues received in advance under service contracts are recognized on a straight-line basis over the term of the contract.

Fees Receivable and Allowance for Doubtful Accounts

The Company's fees receivable are recorded at amounts billed to customers. Uncollected amounts as of the date of the statement of financial condition, if any, are reported net of an allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivable, current economic conditions, historical losses and other information management obtains regarding the financial condition of the customer. Receivables are deemed past due when they are uncollected beyond their contractual term. Receivables are charged off when they are deemed uncollectible, which may arise when a customer files for bankruptcy or is otherwise deemed unable to pay the amounts owed to the Company.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in consolidated U.S. federal and state and local income tax returns with its Parent. The Parent allocates income taxes to all of its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has not been allocated federal income taxes since the Company had no taxable income for the year. The Company has provided for minimum state and local taxes.

2. Major Customers

For the year ended December 31, 2004 two customers accounted for 61% and 37%, respectively of the fees earned for the year.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 the Company had net capital of $67,047, which was $62,047 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

4. Related Party Transactions

During the year ended December 31, 2004, in order to more fully comply with NASD Notice to Members 03-63 *Expense Sharing Agreements*, the Company significantly modified its agreements with its Parent and other affiliated entities with respect to the fees charged and expenses allocated to the Company for services performed on its behalf.

Prior to these modifications, the fees and expenses charged to the Company were governed by two agreements.

Under the Services Agreement ("SA") with Retirement System Consultants, Inc. ("Consultants"), a subsidiary of the Parent, the Company received distribution support and administrative services in return for a payment to Consultants equal to sixty percent of the Company's revenue.

4. Related Party Transactions (continued)

Under the Expense Allocation Agreement ("EAA") with the Parent, the Company was charged a share of the expenses paid by the Parent proportional to the benefits the Company derived from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries. However, the EAA limited the amounts charged to the Company to an amount, which would not reduce the Company's net income below zero.

Effective March 31, 2004 the EAA was modified to remove the limitation on expenses charged. As a result, the Company now bears its full proportionate share of shared service expenses.

Under the SA the Company had the right, on sixty days notice, to cancel the agreement with Consultants. On September 20, 2004 the Company exercised its termination rights. Therefore, effective November 19, 2004 the Company was no longer obligated under the SA. Following the termination of the SA, the services previously provided to the Company by Consultants are being provided by the Parent under the modified EAA.

For interim periods during the year the Company paid the Parent amounts which were estimated to be due under the modified EAA. Effective December 31, 2004 the Company and the Parent re-evaluated the interim amounts estimated and paid and determined that such amounts substantially overstated the amounts due based on the services provided. As a result, the Parent agreed to reimburse the Company for the amounts overpaid and the Company recorded a receivable from its Parent for those amounts.

Expenses allocated under these agreements in the aggregate amount of $32,058 are included in Compensation and Benefits, Professional Fees, Facilities and Other Expenses in the accompanying Statement of Income.

In addition, the Parent, as payment agent for the Company, disburses all of the other expenses of the Company, which reimburses the amounts paid not later than the month following the payment.

In connection with the modification of the EAA, the Parent agreed to formalize its long-standing policy of funding, through capital contributions, the Company's losses, if any.

The Company provided distribution services to RSI Retirement Trust, an affiliate, during the year, without charge.



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF RETIREMENT SYSTEM DISTRIBUTORS INC.

We have audited the accompanying financial statements of Retirement System Distributors Inc. as of December 31, 2004 and have issued our report thereon dated February 18, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP
Anchin, Block & Anchin LLP

New York, New York
February 18, 2005

Retirement System Distributors Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2004

Computation of net capital

Total shareholder's equity	$	172,346
Less: Non-allowable assets		105,299
Tentative Minimum Net Capital		67,047
Less: Haircut on securities		-
Net Capital		67,047
Minimum net capital requirement of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000
Excess net capital	$	62,047
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing.

Retirement System Distributors Inc.

Schedule II

Statement Pursuant to Rule 15c3-3
December 31, 2004

For the year ended December 31, 2004 the broker transactions of the Company were limited to the sale and redemption of redeemable securities of RSI Retirement Trust and other registered investment companies or interests or participations in an insurance company separate account, and is, therefore, exempt from Rule 15c3-3 (Subparagraph (k)(1)).



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF RETIREMENT SYSTEM DISTRIBUTORS INC.:

In planning and performing our audit of the financial statements and supplementary schedules of Retirement System Distributors Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Retirement System Distributors Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 18, 2005